SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 3, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces receiving three lawsuits and motions for the recognition of these lawsuits as class actions

PARTNER COMMUNICATIONS ANNOUNCES RECEIVING
THREE LAWSUITS AND MOTIONS FOR THE RECOGNITION
OF THESE LAWSUITS AS CLASS ACTIONS

ROSH HA'AYIN, Israel, December 3, 2015 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Company received three lawsuits and motions for the recognition of these lawsuits as class actions that were filed against Partner ("the Lawsuits").

The first claim alleges that the Company coordinated prices with other cellular operators of Pre-Paid plans that it markets, and by doing so prevented competition and breached legal provisions. The lawsuit was filed against Partner and other cellular operators on November 19, 2015 in the Central District Court. If the lawsuit is recognized as a class action, the total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 6.6 billion.

The second claim alleges that Partner did not notify its customers that belong to the ultra-orthodox sector before they joined the Company as customers, regarding the content that will be blocked for their use as a result of their belonging to this sector. The lawsuit was filed against Partner and another third party on November 24, 2015 in the Jerusalem District Court. If the lawsuit is recognized as a class action, the total amount claimed against Partner and another third party is estimated by the plaintiff to be approximately NIS 45 million. The amount claimed against Partner is not estimated separately.

The third claim alleges that Partner sold and transferred its customer database to the Israeli Central Bureau of Statistics, without their consent and contrary to the provisions of the Israeli Protection of Privacy Law. The lawsuit was filed against Partner on November 23, 2015 in the Jerusalem District Court. If the lawsuit is recognized as a class action, the total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 24 million.

Partner is reviewing and assessing the Lawsuits and is unable at this preliminary stage, to evaluate, with any degree of certainty, the probability of success of the lawsuits or the range of potential exposure, if any.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner: http://www.orange.co.il/en/Investors-Relations/lobby/.

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: December 3, 2015